Contact

www.linkedin.com/in/aaron-levy-samuels (LinkedIn)

collidecap.com/ (Company)

Top Skills

Business Strategy

Creativity

Public Speaking

Honors-Awards

Forbes 30 Under 30

Board Member Institute Certificate

Publications

Yarmulkes & Fitted Caps

Aaron Samuels

Founder and Managing Partner @ Collide Capital | Co-Founder @ Blavity & AfroTech | Board Director | Poet

Los Angeles Metropolitan Area

Summary

Aaron Samuels is Founder and Managing Partner of Collide Capital. Prior to Collide Capital, Aaron began his career as a spoken word artist before working at Bain & Co. as a strategy consultant and TeleSign as a Product Manager. Combining his love for storytelling, strategy, and technology, Aaron co-founded and served as COO at Blavity, the largest global Black Media company for Millennials and Gen-Z, and AfroTech, the largest Black Tech conference in the world.

Born and raised in Providence, RI to a Black & Jewish household, Aaron's exposure to intersectional communities influenced him to share his experiences through writing and entrepreneurship. Aaron graduated Magna Cum Laude from Washington University in St. Louis and received his MBA from Stanford University's Graduate School of Business as an Arbuckle Leadership Fellow. Aaron is a Forbes Under 30 list member, a Cave Canem fellow, and a nationally-acclaimed spoken word artist. His debut collection of poetry is titled, Yarmulkes and Fitted Caps.

More on Collide Capital: http://collidecap.com/
More on Blavity, Inc: http://BlavityInc.com
More on AfroTech: https://afrotech.com/

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Experience

Collide Capital

Founder and Managing Partner

January 2022 - Present (3 years 3 months)

Greater Los Angeles Area

Collide Capital is ushering in a new era of venture capital where resources and opportunities are directed toward the most deserving by backing a high-performing portfolio led by a diverse array of founding teams who have the lived experiences, courage, and grit to create solutions for the next generation.

Blavity
Co-Founder, COO
July 2014 - December 2021 (7 years 6 months)
Greater Los Angeles Area

Blavity is a tech media startup and digital community that creates written, video, and social content for Black millennials

TeleSign
Product Manager
October 2014 - June 2016 (1 year 9 months)

TeleSign provides account security, authentication, and analytics for the largest websites and mobile applications globally

Bain & Company
Senior Associate Consultant
November 2011 - July 2014 (2 years 9 months)
New York

Worked with executive teams of Fortune 500 companies to resolve their most critical issues in strategy, operations, negotiations, and organizational structure. Designed financial models, coordinated a post-merger integration, and oversaw work-streams of junior associates.

Dialogue Arts Project
Director of Operations
February 2013 - June 2014 (1 year 5 months)
New York

The Dialogue Arts Project is a non-profit that uses poetry as a catalyst to facilitate training experiences to help leaders communicate effectively across difference. Managed a team of 7 to create the 5-year growth plan, redesign organizational structure, develop annual training retreat, and initiate a full-time hiring protocol and internship program.

Monitor Deloitte (ex Monitor Group)
Associate Consultant Intern
June 2010 - August 2010 (3 months)
Boston

Developed and refined strategic options for a Fortune 500 global chemical manufacturer; strategy recommendations were presented to Managing Director and were used as templates to be applied to 48 business divisions.

Google
Policy Analyst Intern
June 2009 - August 2009 (3 months)
Washington DC

Authored broadband and copyright policy proposals submitted to Executive
Office of the U.S. President and FCC.

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Education

Stanford University Graduate School of Business
Master of Business Administration - MBA · (2016 - 2018)

Washington University in St. Louis - Olin Business School
BSBA, Economics & Strategy; Philosophy · (2007 - 2011)